

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

January 2, 2018

Dr. Yu Gong
Chief Executive Officer
iQIYI, Inc.
9/F, iQIYI Innovation Building
No. 2 Haidian North First Street
Haidian District, Beijing 100080
People's Republic of China

> **Re:** **iQIYI, Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 6, 2017**
> **CIK No. 0001722608**

Dear Dr. Gong:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including accompanying captions. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

2. Refer to the statements attributed to Walkers relating to enforcement of U.S. judgments in the Cayman Islands (page 61) and voting rights (page 145). Please confirm that you will file the consent of Walkers with respect to these statements. Alternatively, please tell us why the consent of Walkers is not required by Rule 436 for these statements.

3. We note references to third-party market data throughout the prospectus, including references to the report you commissioned from iResearch. Please provide us with copies of any materials that support third-party statements, clearly cross-referencing a statement with the underlying factual support.

Prospectus Summary, page 1

Business Overview, page 1

4. Please define significant metrics, such as MAUs and DAUs at first use, or include a cross-reference to the definitions on page 7.

5. Please balance your discussion of Baidu in this section by addressing the risks associated with operating as a stand-alone public company and being subject to Baidu's control by virtue of your dual-class voting structure. Please also address the challenges to your business associated with your primary competitors.

6. We note your reference to your diversified monetization model in this section. Please revise to address the recent shift to a greater percentage of revenue from your membership services and whether and the extent to which you expect this trend to continue.

Risk Factors, page 15

7. To the extent material, please describe the specific risks relating to customer and advertiser acceptance of your products and services. We note in this regard media accounts of the "Vivi" virtual assistant.

PRC regulation of loans to and direct investment in PRC entities, page 39

8. Please place this risk factor in context by quantifying the statutory limits on loans and capital contributions to PRC subsidiaries that you reference in the carryover paragraph at the top of page 40. Please similarly revise the first bullet point and subsequent discussion on page 81.

Use of Proceeds, page 54

9. Please quantify the anticipated net proceeds to be allocated to each of expanding and enhancing content, strengthening technologies, and working capital and general corporate purposes.

10. You state that PRC laws and regulations limit your ability to utilize the proceeds of this offering to make loans or capital contributions to PRC subsidiaries on satisfaction of government registration and approval requirements. Please place this disclosure in

context by quantifying the amount of loans or capital contributions you may currently make to your PRC subsidiaries. To the extent you will be required to obtain additional approvals, please discuss how long you expect it will take and how likely it would be that you would receive the necessary approvals.

11. To the extent material, please discuss whether the offering proceeds would have to be converted from U.S. dollars to Renminbi to be used as contemplated and whether and how PRC currency exchange regulations would apply.

Contractual Arrangements with the Consolidated Affiliated Entities, page 64

Commitment Letter, page 66

12. Please clarify whether iQIYI, Inc. and Beijing QIYI Century have provided financial support to Beijing iQIYI under this commitment and, if so, quantify the amount of financial support forgiven to the extent material.

Our Relationship with Baidu, page 69

13. You state that you enjoy significant business synergies with Baidu. To the extent material, please quantify the estimated costs to you of the technology, management, human resources, and other support functions that you expect to establish not otherwise covered by the business cooperation agreement.

14. We note that Baidu has historically provided you with financial support, including substantial outstanding entrusted loans. Please discuss your agreements with or expectations regarding continued financial support from Baidu once you are a public company. To the extent some or all of this financial support will be replaced by other sources of funding, please revise to clarify. As appropriate, please revise your summary and risk factor disclosure accordingly.

Management's Discussion and Analysis, page 73

Results of Operations

Year Ended December 31, 2016 Compared with Year Ended December 31, 2015

Membership Services, page 78

15. We note the increase in membership services was due to an increase in the number of subscribing members which includes individuals with trial memberships. In describing your change in membership services, please revise to also include just the number of paying subscribers for each respective period. Refer to SEC release 33-8350.

16. We note your discussion in the Business section of average mobile and PC MAUs and DAUs, total hours of videos watched on your platform, as well as the average number of hours per day per user watching video content. Please tell us whether these are key metrics used by management to measure user engagement and to evaluate and monitor results and operations. If so, tell us what consideration was given to Section III B.1 of SEC Release No. 33-8350.

Online Advertising Service, page 79

17. We note you attribute the 66.2% increase in online advertising service revenue to an 80.3% increase in average brand advertising per brand advertiser. To the extent multiple factors contributed to a change in revenue for the current period, including offsetting factors, please provide those factors within your analysis.

Cost of Revenue, page 79

18. We note that cost of revenues in 2015 and 2016 exceeded total revenues primarily due to significant content and bandwidth costs. We also note that you expect these costs to continue to increase. In light of these factors, please include a discussion on whether you consider this a trend that is expected to continue or change, and if so, when, and also discuss the specific factors that constrain management's ability to reverse this trend. See Part I, Item 5.D of Form 20-F.

19. We note per the footnote on page F-23 that produced content exceeding the total revenues to be earned is expensed as cost of revenues. If material, please quantify and discuss this amount in your discussion on changes in cost of revenue.

Content cost, page 79

20. We note that content cost increased from 2015 to 2016 due to your rapid expansion of original content production as well as licensing of third-party professionally-produced or generated content. Please revise to quantify the amount of the increased content costs associated with each in accordance with Section III.D. of SEC Release No. 33-6835. In addition, please discuss the types of costs that comprise original content production costs, and discuss any material changes in these amounts.

Liquidity and Capital Resources, page 80

21. We note the working capital deficit for each year reported on the consolidated balance sheets. Please discuss (i) the reason for the deficit, (ii) its effect on your liquidity and operations, and (iii) how you manage the deficit. Refer to Part I, Item 5.B of Form 20-F.

22. Please revise to provide disclosure regarding your liquidity and capital resources for the long term (beyond 12 months.) Refer to Part I, Item 5.B of Form 20-F.

Net cash provided by operating activities, page 81

23. Your discussion in regard to cash of operating, investing and financing activities appears to be focused on how the amount of operating, investing and financing cash was derived for each respective period presented. Please provide a robust comparative analysis of material changes in net cash between comparable periods. Refer to Part I, Item 5 of Form 20-F.

24. In connection with the comment above, your analysis should address the significant drivers underlying material changes in individual cash flow items cited and how they impact cash. Please note that merely citing items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance. Also, quantify any variance factors cited, pursuant to section 501.04 of the staff's Codification of Financial Reporting Releases for guidance.

Critical Accounting Policies

Licensed Copyrights, net, page 87

25. Please revise to disclose the factors impacting consumption patterns and the resulting difference in amortization methodology between "non-exclusive licensed copyrights" and "other non-exclusive licensed copyrights." Refer to section V. of SEC Release No. 33-8350 for guidance.

Business, page 98

26. Please provide summary information regarding the extent to which the company is dependent on contracts with customers, if they are material to your business or profitability in accordance with Part I, Item 4.B of Form 20-F.

Our Competitive Strengths, page 99

We Offer Premium Third-party Content, page 100

27. Please briefly describe what you mean by "long-tail content" and "long-tail content verticals."

Our Strategies, page 102

28. For each of the strategies you describe on pages 102-104, please quantify, if known, the estimated funds to pursue the strategy and the anticipated timeframe to implement.

Membership Service, page 105

29. Please discuss all of the types of membership plans you provide, the material components of each plan, and the pricing for each plan.

Regulation, page 117

Regulations on Foreign Exchange, page 124

30. Please discuss here the PRC regulations on and approvals required for uses of proceeds from offerings such as this, including the regulations on loans or capital contributions to your PRC subsidiaries. We note the cross-reference to this section following the discussion in Liquidity on pages 80-81.

Note 2: Summary of Significant Accounting Policies, page F-20

Revenue sharing arrangements

31. Please provide an accounting policy for revenue sharing arrangements, including the nature, timing, and measurement of these arrangements.

You may contact Abe Friedman at (202) 551-8298 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP